Policy Regarding Insider Trading	Exhibit 19
Policy Statement
This Policy applies to Berkshire Hills Bancorp, Inc., and all of its direct and indirect subsidiaries.

Berkshire Hills Bancorp, Inc. (“Berkshire” or the “Company”) is a public company, the common stock of which is listed on the New York Stock Exchange and registered under the Securities and Exchange Act of 1934, as amended. As a public company, Berkshire files periodic reports and proxy statements with the Securities and Exchange Commission (the “SEC”). Investments by directors, officers and employees in Berkshire stock are generally desirable and encouraged. However, such investments should be made with caution, and with recognition of the legal prohibitions against the use of confidential corporate information by “insiders” for their own profit.

This Policy prohibits the use of confidential information by "insiders" for their own profit and places certain additional restrictions on the acquisition or disposition of Company securities by "insiders.”

If you have any questions regarding this Policy, please contact the Company's General Counsel.

Directors, Officers, and Employees Responsibility
All directors, officers, and employees of a public company such as Berkshire have the responsibility not to participate in the market for Berkshire stock while in possession of material, non-public, inside information about the Company. This policy seeks to prevent both illegal insider trading and the appearance thereof, which could be harmful to the Company’s reputation.

Civil and Criminal Penalties
There are harsh civil and criminal penalties that may apply to anyone who wrongly obtains or uses such material, inside information when they are deciding whether to buy or sell securities, or if they give that information to another person who uses it in buying or selling securities. Anyone who buys or sells securities while in possession of material, inside information will not only have to pay back any profit they made, but could be found guilty of criminal charges, and face

Policy Regarding Insider Trading	Exhibit 19
substantial fines or even prison terms. Additionally, the Company could be held liable for any violations of insider trading laws.

Guidelines and Procedures and Limitations on Trading
In order to avoid these harsh consequences, the Company has developed the following guidelines to briefly explain the insider trading laws and set forth procedures and limitations on trading by its directors, officers, and employees (collectively referred to as "Berkshire personnel"). However, these guidelines do not address all possible situations that Berkshire personnel may face.

What is "Inside" Information
“Inside” information includes anything Berkshire personnel become aware of because of their "special relationship" with the Company as a director, officer, or employee and which has not been disclosed to the public (i.e., is non-public). The information may be about the Company, Berkshire Bank, or other affiliates. It may also include information Berkshire personnel learn about another company, for example, companies that are current or prospective customers or suppliers to the Company or those with which the Company may be in negotiations regarding a potential transaction.

“Material” Information
Information is material if an investor would think that it is important in deciding whether to buy, sell or hold stock, or if it could affect the market price of the stock. Either good or bad information may be material. If Berkshire personnel are unsure whether the information is material, they should assume it is material and act accordingly.

Examples of material information

Examples of material information typically include, but are not limited to:
•financial or accounting problems;
•estimates of future earnings or losses;
•events that could result in restating financial information;
•a potential or pending acquisition or sale;
•changes in key management personnel;
•actual or threatened litigation;
•a cybersecurity attack, data breach or similar information security incident;
•regulatory compliance matters;
•changes in dividend policies;
•declaring a stock split;
•a stock repurchase program; or
•a stock or bond offering.

“Non-Public” Information
Non-public information is information that has not yet been made public by the Company. Information only becomes public when the Company makes an official announcement (in a publicly accessible conference call, press release or SEC filing, for example) and investors have had an opportunity to review, absorb and react to the new information.

Trading Guidelines for All Directors, Officers, and Employees
No Berkshire personnel may trade any security, whether issued by Berkshire or by any other company, while in possession of material, non-public, inside information about the issuer. Further, no Berkshire personnel may disclose material, non-public inside information to any other person (including immediate family members, friends, or stockbrokers) so that such other person may trade in the stock. It is usually safe to buy or sell stock after the information is officially announced if the person seeking to do so does not know of other material information that has not yet been announced. Even after the information is announced, Berkshire personnel should generally wait about two full trading days before buying or selling securities to allow the market to absorb the information.

Policy Regarding Insider Trading	Exhibit 19
Certain Berkshire Employee Benefit Plans

With respect to certain Berkshire employee benefit plans:

•401(k) Plan. An officer or employee having material, non-public, inside information regarding Berkshire may not (i) initiate a transfer of funds into or out of the Berkshire stock fund of the 401(k) plan or (ii) increase or decrease an existing election to invest funds in the Berkshire stock fund. However, ongoing purchases of Berkshire stock through the plan pursuant to a prior election are not prohibited.

•Other Berkshire Stock Purchase Plans. Berkshire personnel having material, non-public, inside information regarding Berkshire may not sign up for, or increase or decrease their participation in, any employee stock purchase plan or dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

•Stock Options. Berkshire personnel may exercise stock options at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the person who exercised the option has material, non-public, inside information regarding the Company. At any time, however, Berkshire personnel may deliver Berkshire stock already owned to pay the option exercise price and taxes.

"Restricted Group" Trading Guidelines
The "Restricted Group" trading guidelines apply to all officers of the Company with the title of Vice President or higher, all directors of the Company, and all persons in the Company’s Accounting, Executive, Finance and Legal Departments (the "Restricted Group").

Trading Window

Quarterly blackout periods. No Berkshire personnel in the Restricted Group, as defined below, may trade in Berkshire securities during a blackout period that begins at 11:59 pm on the twentieth day of the last month of each calendar quarter (i.e., on December 20, March 20, June 20, and September 20) and ends two full days after the public release of Berkshire's earnings for such quarter. The blackout period applies to (i) open market purchases or sales, (ii) a sale of securities following exercise of a stock option (including a sale by way of a cashless exercise), (iii) signing up for, or increasing or decreasing participation in, any employee stock purchase plan or dividend reinvestment plan, and (iv) initiating a transfer of funds into or out of the Berkshire stock fund of the 401(k) plan or increasing or decreasing an existing election to invest funds in the Berkshire stock fund. However, ongoing purchases by any person through the 401(k) plan or other Company- sponsored plan pursuant to a prior election are permitted at any time, (i.e., they are not subject to the blackout period). The President and Chief Executive Officer of the Company, in consultation with the General Counsel, may permit transactions during the blackout period upon request where the person making the request is not in possession of material, non-public, inside information.

Temporary blackout periods. Berkshire may also institute temporary blackout periods in the event of a material corporate development, including but not limited to examples such as and similar to those listed above in the section entitled “Material” Information. Notice of temporary blackout periods will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the Berkshire personnel subject to it.

Written Plan Exception. The limitations of the blackout periods shall not apply to trading in Berkshire securities pursuant to a "written plan for trading securities" provided that such plan meets the requirements of SEC Rule 10b5-1 and is approved in advance by Berkshire's Board of Directors. See also Area 126.09 below.

Gifting of Berkshire Stock. In order to avoid the appearance of impropriety, when gifting shares, the giftee must agree to not sell such shares except during an open trading window while the grantor is an insider, and if the grantor is subject to Section 16 reporting requirements, such gift must be pre-cleared and reported pursuant to the procedures below.

Policy Regarding Insider Trading	Exhibit 19

Prohibition against Hedging or Selling Short

No person in the Restricted Group may at any time engage in any hedging, derivative or similar transaction designed to decrease or limit the risks associated with holding Berkshire stock. Examples of prohibited hedging transactions include, but are not limited to, (i) any short sale of Berkshire stock or other sale of any equity securities of the Company that they do not own, (ii) any transactions in publicly-traded options, such as puts, calls, (iii) selling security futures contracts relating to Berkshire stock, (iv) entering into prepaid variable forward sale contracts, equity swaps, or zero cost collars relating to Berkshire stock, and (v) contributing Berkshire stock to an exchange fund in exchange for an interest in the fund. Generally, a short sale means any transaction whereby one may benefit from a decline in the Company's stock price.

The foregoing restrictions do not apply to the exercise of stock options awarded pursuant to a Berkshire employee benefit plan, which is addressed under Area 126.07 above. Cashless exercises of employee stock options are not deemed short sales for purposes of this policy.

Margin Accounts and Pledges
Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities and, as a result, the pledgor may be subject to liability under insider trading laws.

As a result of the foregoing, Berkshire personnel may not purchase Company securities on margin. In addition, Berkshire personnel may not borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan, without the prior written approval of at least two (2) of the Company's President and CEO, Chief Financial Officer and Chief Risk Officer, and the Chairperson of the Board of Directors. Such approval shall only be given by such individuals when the person wishing to borrow against an account in which Company securities are held or to pledge Company securities as collateral for a loan (not including margin debt) (i) clearly demonstrates the financial capacity to repay the loan without resort to the pledged accounts or securities, and (ii) after due consideration by the Company's approving officers of the number of shares being collateralized.

Standing Orders
Standing orders (except standing orders under approved Rule 10b5-1 plans) for the purchase or sale of shares of the Company’s securities should not be used (other than on a daily basis).

Additional Rules for Section 16 Reporting
Additional trading and reporting guidelines shall apply to the Company’s directors and certain executive officers, as may be designated by Resolution of the Board of Directors, in accordance with the Company’s Section 16 Compliance Program.

Pre-Clearance and Reporting

Any trade of, including the gifting of, Berkshire securities by a director or executive officer of the Company, or a family member sharing the same household or a corporation or trust they control, must be pre-cleared with the Company's General Counsel, or in the General Counsel's absence with the Company's Chief Financial Officer, and the President and CEO at least two (2) business days prior to the date of the proposed transaction and must be reported promptly to the General Counsel once made. If the person seeking pre-clearance is a Section 16 officer, then the Section 16 Policy will apply, including its provisions regarding the Filing Coordinator and reporting requirements. If, upon requesting clearance, a director or executive officer is advised that Company stock may not be traded, such person may not engage in any trade of any type under any circumstances, nor may such person inform anyone of the restriction. Company directors and executive officers may reapply for pre-clearance at a later date when trading restrictions may no longer be applicable. It is critical that directors and executive officers obtain pre-clearance of any trading to prevent both inadvertent Section 16(b) or insider trading violations and to avoid even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development).

Policy Regarding Insider Trading	Exhibit 19
Options and Other Stock Plans
The exercise of Berkshire stock options and/or the sale of stock acquired upon an exercise, the transfer of funds into and out of the Berkshire stock fund in the 401(k) plan, and other transactions in the Berkshire stock plans are subject to special rules. The General Counsel must be contacted before any such transaction is conducted.

Pension Fund Blackouts

The Sarbanes-Oxley Act also requires the Company to absolutely prohibit all purchases, sales, or transfers of Berkshire securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan's trustee, record keeper or investment manager. Directors and executive officers will be contacted when these or other restricted trading periods are instituted. For purposes of this paragraph, a "pension fund" that may be subject to blackout periods hereunder shall mean any pension fund, 401(k) plan or other tax-qualified plan that utilizes Company stock.

Pre-Clearance Policy for Rule 10b5-1 Plans
Directors and executive officers of the Company may not implement a trading plan under SEC Rule 10b5-1 at any time without pre-clearance as described above. Directors and executive officers may only enter into a trading plan when they are not in possession of material, non-public, inside information. In addition, directors and executive officers may not enter into a trading plan during a quarterly blackout period or during a pension fund blackout period. Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specifies the dates, prices, and amounts of the contemplated trades or establishes a formula for determining dates, prices, and amounts. Additionally, transactions under a trading plan may only begin after a “cooling-off” period. For directors and executive officers, this cooling-off period is the later of (i) 90 days after the adoption of the trading plan or (ii) two business days following the disclosure of the Company’s financial results for the fiscal quarter in which the trading plan was adopted, whether disclosed in a Form 10-Q or Form 10-K, as applicable. For persons who are not directors or executive officers, this cooling-off period is 30 days after adoption of the trading plan. Transactions made under a trading plan need to be promptly reported to the General Counsel who will prepare the necessary Form 4.

Additional Rules Applicable to Proposed Mergers/Acquisitions
Whenever Berkshire is actively considering a particular company for acquisition or for another significant business relationship (such as a joint venture), or whenever another company is considering acquiring Berkshire, all Berkshire employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship are prohibited from trading in any securities of Berkshire and any securities of the other company.

Personal Securities Transactions By All Berkshire Personnel
This Policy applies to personal securities transactions by all Berkshire personnel and also applies to:

(a)transactions for accounts in which has any Berkshire personnel may have an interest or an ability to influence transactions; and
(b)transactions by the spouse or any other member of the household of Berkshire personnel, unless (i) the spouse or household member's investment decisions are made independently of the related Berkshire personnel and (ii) the spouse or household member has not received inside information about the issuer of the security. It must be understood, however, that the related Berkshire personnel and/or the spouse or household member will bear the burden of demonstrating that the spouse or household member has not received material, non-public, inside information. Furthermore, directors and executive officers of the Company are subject to special rules in this regard and any proposed transaction in Berkshire securities by a corporation or trust they control or by a family member sharing the same household must be discussed in advance with the Company's President and Chief Executive Officer or General Counsel.

Policy Regarding Insider Trading	Exhibit 19

Required Notification of Violations
If any Berkshire personnel shall become aware of any violation or apparent violation of this policy or any provision hereof, whether committed by such individual or any other person, and without regard to whether such violation or apparent violation was due to intentional or willful misconduct, or mistake or inadvertence, such Berkshire personnel shall immediately notify the Company of every such violation or apparent violation through its General Counsel, or through the Anonymous Reporting Hotline established by the Audit Committee of the Board of Directors, as described in the Company’s Code of Business Conduct, which can reached 365 days a year via any of the following means:
1.Toll-free independent hotline: 1-866-921-6714 at any time. The toll-free line is managed by an outside, independent service provider and allows anyone to make a report without divulging their name. This service is available 24/7.

2.Independent Hotline Fax at 1-604-926-5668 at any time. This service is available 24/7 and anonymous.
3.
4.Independent Website/ Portal Case Management: Integrity Counts Ethics Reporting Portal- https://www.integritycounts.ca/org/BHLB at any time. This service is available 24/7. You will be provided with a unique user login and password which will allow you to log or communicate information related to your complaint. You will have the option to remain anonymous

Stock Repurchase By the Company
Although this Policy does not restrict the Company's purchase of its common stock, the Board of Directors has delegated to the President and Chief Executive Officer or their designee(s) the authority and discretion to authorize the Company to purchase Company common stock pursuant to a Board-approved and currently effective stock repurchase program, including during a restricted trading period under this policy, provided that the President and Chief Executive Officer determines that certain conditions are met.

Conditions to Meet

In order for the Company to purchase Company common stock pursuant to a Board approved and currently effective stock repurchase program, including during a restricted trading period under this policy, the following conditions must be met:

a.the Company is not in possession of material, non-public information that prohibits such purchases;
b.market conditions for the repurchase are favorable;
c.there are no material differences in the financial condition of the Company referenced in the last publicly reported balance sheet date;
d.there are no material differences in the consolidated results of core operations of the Company for the current quarter and the average for the four most recent quarterly periods;
e.it is anticipated that expected earnings for the current quarter will not be materially different from analysts' publicly announced estimates for the current quarter or guidance provided by the Company, if any;
f.the Company is not currently in the process of conducting a transaction or series of related transactions that have not been publicly disclosed and which, if consummated, would likely have a material impact on the financial condition or results of operations of the Company, nor is the Company actively considering any such transaction or series of transactions;
g.the stock repurchases are conducted in accordance with the currently effective stock repurchase program and are not being conducted for the purpose of manipulating the trading market for the Company common stock; and
h.the President and Chief Executive Officer or their designee(s) has sought the advice of any advisors as he shall deem appropriate.

Confidentiality
Serious problems could develop for the Company by unauthorized disclosure of material, non-public, inside information about the Company, whether or not for the purpose of facilitating improper trading of the Company's stock.

Policy Regarding Insider Trading	Exhibit 19

Confidentiality of Non-Public Information

Berkshire personnel should not discuss internal matters or developments with anyone outside of the Company (including family members, securities analysts, individual investors, members of the investment community and news media), except as required in the performance of regular corporate duties. In addition, Berkshire personnel with knowledge of material, non-public information should only disclose such information to other Company personnel on a "need to know" basis so that the group of individuals with knowledge of material, non-public information is kept as small as possible.

All inquiries about the Company made by the financial press, investment analysts or others in the financial community, or by shareholders must be directed to the appropriate individual.

Prohibition Against Internet Disclosure

It is inappropriate for any unauthorized person to disclose Company information or to discuss the Company on the Internet, including in any forum or chat room where companies and their prospects are discussed. The posts in these forums are, in some cases, made by investors who are poorly informed, who have malicious intent, or who intend to benefit their own stock positions. In order to avoid the disclosure of material, inside information, Berkshire personnel may not discuss the Company or Company-related information in an Internet forum or chat room, regardless of the situation.

Committee Approval	Approval Date
POLICY COMMITTEE	01/21/2025
ENTERPRISE RISK MANAGEMENT COMMITTEE	02/04/2025
CORPORATE GOVERNANCE/NOMINATING COMMITTEE	02/05/2025
BHLB BOARD OF DIRECTORS	02/06/2025
SUPERSEDES POLICY DATE	11/02/2023